METALLA PROVIDES UPDATE ON THE ENDEAVOR MINE

FOR IMMEDIATE RELEASE	TSXV: MTA
OTCQX: MTAFF
May 29, 2018	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla”or the“ Company”) ( TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) announces that it has received an updated rolling 3-year mine plan from CBH Resources Limited (“CBH”) the operator of the Endeavor mine on which Metalla owns a stream on 100% of the by-product silver(“Ag”) produced from the Endeavor mine.

THE ENDEAVOR MINE

The Endeavor Mine was once Australia’s largest zinc, lead and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH since 2003 at which time the mine was renamed Endeavor. The Endeavor orebody is similar to others in the Cobar Basin in that it has the form of massive vertical pillars and has extracted over 30 million tonnes to date. CBH has adopted a rolling mine plan, updated annually to reflect production guidance for following 2-3 years.

MINE PLAN UPDATE

The mine plan includes 1.6 million Ag ounces forecasted to be produced through December 2020(1). The new mine plan provides for three years of production guidance, adding eighteen months from the previous mine plan. Higher metal price assumptions (mainly zinc) in the mine plan have allowed an increase in the volume of economically viable reserves. In the most recent exploration program, CBH has discovered a newdeposit at depth calledthe ‘Deep Zinc Lode’. In order to extend the mine life at Endeavor beyond 2021, further exploration programs have been established to find resource and reserve extensions in the Deep Zinc Lode area. If these programs are successful, then operations could continue in 2021 and beyond.

PROJECTED SILVER PRODUCTION

Based on the CBH mine plan, Metalla estimates that future production from Endeavor will be:

Calendar Year	2018	2019	2020	Total
Silver Production (Ounces)(1)	525,000	755,000	320,000	1,600,000

Brett Heath, President, and CEO of Metalla, stated, "We are extremely encouraged with the success that CBH has had in their recent exploration program with the discovery of the Deep Zinc Lode. Additionally, higher zinc prices will allow CBH to increase their throughput over the next couple of years which should generate higher silver production forMetalla’s account andsupport our plans for a further increase of dividends.”

DEEP ZINC LODE

The Deep Zinc Lode includes material presently classified as an inferred resource (figure 1). CBH intends further drilling to upgrade the inferred resource to a measured status with the goal of including it in a future reserve update. That drilling is to be conducted from underground drill stations off the ramp as the ramp approaches the target zones. Drilling from near the target zones is far more cost-effective than drilling from higher in the mine.

Figure 1: 3D mine model of Endeavor Mine. Existing development shown in gray; Colored ramp and developments are planned and presently classified by the mine as mining inventory.

Qualified Person

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr.BeaudryisaQPasdefinedin“National Instrument 43-101 Standards of disclosure for mineral projects.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

Contact Information

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO P
hone: 604-696-0741 Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third Party Information

Note 1 – The disclosure herein and relating to the Endeavor mine is based on information prepared and disclosed by CBH and their parent company TOHO Zinc and can be found at http://www.toho-zinc.co.jp/. The information and data is available in the public domain as at the date hereof, and none of this information has been independently verified by the Company or is supported by a technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. While the Company has requested additional information from CBH, it has not received access to the necessary data from CBH and is not able to obtain the necessary information from the public domain to prepare a technical report and CBH has not indicated the mineral resource and/or mineral reserve category, if any, on which the information in table on “ProjectedSilverProduction” is based. Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. The project silver production contained herein may be based on mineral resource estimates that include inferred mineral resources, which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that inferred mineral resources, if used by CBH in preparing the mine plan, will be converted to the measured and indicated resource categories, or into mineral reserves, once economic considerations are applied. Readers are cautioned that inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. As a result, the Company cautions readers that there is no certainty that the projected silver production will be realized. Specifically, as a stream holder, the Company has limited, if any, access to the Endeavor mine.

The Company is dependent on, (i) CBH and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to the Endeavor mine and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. This news release also contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the projected silver production from the Company’s silver stream on the Endeavor mine which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the below paragraphs. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein. Such future-oriented production information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this news release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of the Endeavor mine, CBH and Metalla, exploration potential and continued exploitation at the Endeavor mine, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading “RiskFactors” in the Managements Discussion and Analysis ofthe Company dated September 28, 2017 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.